Mail Stop 3561

May 25, 2007

Via U.S. Mail & Facsimile (303) 431-1567
Mr. Neil Cox
Chairman and Chief Financial Officer
Tombstone Cards, Inc.
5380 Highlands Drive
Longmont, CO 80503

> **Re: Tombstone Cards, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed April 26, 2007**
> **File No. 333-138184**

Dear Mr. Cox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   As we noted in our prior letters, the disclosure regarding your company and the offering should be clear, accurate, and logical. While we note the changes you have made in response to our prior comments, your disclosure still requires further revision to become a useful document for an investor. We note for example, that your registration statement continues to have conflicting disclosure about the number of shares being registered. Revise throughout to ensure that your disclosure is clear and internally consistent. Some of the comments that follow are designed to assist you in that regard.

2.   Please refer to our comment 1 from our letter dated March 28, 2007. Your disclosure throughout the document, including the cover page, offering section, and use of proceeds section appears to refer to different prices for your common shares. If the price refers to an exercise price for warrants and not the price of the common shares, your disclosure should clearly indicate that. However, given the many different securities included in

this prospectus, please consider providing this information in a chart or a table, such as the one on the cover page, to avoid confusion.

3.   We reissue comment 2 from our letter of March 28, 2007. You indicate on pages 1 and 5 that placement agent warrants are "for Units consisting of Shares and "A" and "B" Warrants." However, in footnote 4 to the calculation of registration fee table on page ii, you indicate that the units were "granted" to the placement agent. And in the selling shareholder table on page 23 you indicate that the placement agent, Garden State Securities, has both 60,000 units which consist of shares and A and B warrants, and an additional 60,000 warrants for shares, as well.

4.   We reissue comment 3 from our letter of March 28, 2007. On page 1 you indicate at the top of the page that you are registering 1,790,000 A warrants while in the first paragraph you indicate that you are registering 1,730,000 A warrants. In addition, you continue to indicate that you are registering a different number of common shares by selling shareholder in the fee table (3,230,000) and on page 1 (3,290,000 comprised of 1,500,000 common shares of selling shareholders plus 1,790,000 shares comprising part of the Unites being registered.) Also, the total number of shares underlying warrants or options, if exercised, in the selling shareholder chart on pages 22 and 23 (4,340,000) does not equal the total number on page 1 (4,390,000 comprising 1,790,000 common shares underlying A warrants plus 1,790,000 common shares underlying B warrants plus 60,000 common shares underlying placement agent warrants plus 600,000 common shares underlying consultant warrants plus 150,000 employee/consultant option shares.)

Our present and future Shareholders, page 12

5.   We note your response to comment 9 from our letter of March 28, 2007, but we reissue it, in part. The footnote to the chart on page 13 continues to refer to "Warrants owned by employees" instead of options.

Capital Requirements, page 35

6.   We note the changes you have made in response to comment 16 from our letter of March 28, 2007, but we reissue it, in part. Please revise to reconcile your belief, as stated here, that $565,000 "is sufficient for operations for the balance of calendar 2007 under our initial budget" and your belief, as stated on page 38, that "cash on hand is insufficient to fund our initial capital requirements on a limited budget for a period of twelve months and we may have a shortfall of about $35,000 under the budget set forth above," or advise.

Executive and Directors Compensation, page 41

7.   We note the changes you have made in response to comment 17 from our letter of March 28, 2007, but we reissue it. Please review Item 402 of Regulation S-B in its entirety to ensure that all required tables are presented and are presented with all required columns and information, and that the information in the tables is consistent with narrative disclosure of any material factors necessary to an understanding of the information disclosed in the tables.

Closing

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3315 with any other questions.

                                        Sincerely,

                                        Hanna T. Teshome
                                        Special Counsel

cc: Via Facsimile (303) 431-1567
        Michael Littman, Esq.